

FORM C-AR
(Annual Report)
January 1, 2021

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Name of Issuer: Livie and Luca

Legal Status of Issuer: Livie and Luca, LLC

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: California

    Date of Organization: March 6, 2007

Physical Address of Issuer: 6400 Hollis Street, #15, Emeryville, CA 94608

Website of Issuer: https://www.livieandluca.com

Name of Intermediary Through Which The Offering Was Conducted: SMBX, Inc.

CIK Number of Intermediary: 0001707214

SEC File Number of Intermediary: 007-00129

CRD Number, if applicable, of Intermediary: 290186

1. **Type of security offered:**

☐ Common Stock
☐ Preferred Stock
☒ Debt
☐ Other

2. **Current number of employees:** 10

3. **Financial Summary of Issuer:**

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$ 1,756,279	$ 2,220,451
Cash & Cash Equivalents	$ 622,779	$ 755,729
Accounts Receivable	$ 0	$ 169,213
Short-term Debt	$ 1,268,864	$ 760,668
Long-term Debt	$ 149,900	$ 214,409
Revenues / Sales	$ 5,750,887	$ 6,948,993
Cost of Goods Sold	$ 3,483,543	$ 2,626,921
Taxes	$ 126,247	$ 67,887
Net Income	$ -16,378	$ -456,793

4. **Select the jurisdictions in which the issuer intends to offer the securities:**

☒ AL ☒ AK ☒ AZ ☒ AR
☒ CA ☒ CO ☒ CT
☒ DE ☒ DC
☒ FL
☒ GA
☒ HI
☒ ID ☒ IL ☒ IN ☒ IA
☒ KS ☒ KY
☒ LA
☒ ME ☒ MD ☒ MA ☒ MI ☒ MN ☒ MS ☒ MO ☒ MT
☒ NE ☒ NV ☒ NH ☒ NJ ☒ NM ☒ NY ☒ NC ☒ ND
☒ OH ☒ OK ☒ OR
☒ PA
☒ RI
☒ SC ☒ SD
☒ TN ☒ TX
☒ UT
☒ VT ☒ VA
☒ WA ☒ WV ☒ WI ☒ WY
☒ B5 ☒ GU ☒ PR ☒ VI ☒ 1V

Annual Report

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of Issuer:**   Livie and Luca, LLC

2. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☒ No

If Yes, please explain:

N/A

DIRECTORS OF THE COMPANY

3. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Amie Garcia	N/A	Owner	Livie and Luca	2005-Present	Owner	Casual shoes, Children's and Infants', Manufacturing
Mitzi Rivas	N/A	Owner	Livie and Luca	2005-Present	Owner	Casual shoes, Children's and Infants', Manufacturing

OFFICERS OF THE COMPANY

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Name of Officer	Title / Position	Dates of Service	Responsibilities
Amie Garcia	Owner	2005-Present	Owner
Mitzi Rivas	Owner	2005-Present	Owner

4. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer. List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:**

3

N/A

PRINCIPAL SECURITY HOLDERS

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this annual report

5. Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Amie Garcia	50%
Mitzi Rivas	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Livie and Luca is a California based children's footwear manufacturer company (NAICS 316210) that produces shoes, sandals, sneakers, and boots, for children ages 0-6. Their philosophy is to bring imagination and creativity to every product, focusing on quality craftsmanship, and durable, comfortable construction.

RESTRICTIONS ON TRANSFER OF THE SECURITIES OFFERED:

These securities may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (same methodology for Regulation Crowdfunding), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

4. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities Outstanding	Date Issued	Maturity Date
Livie and Luca Series A 05-2025 Bonds	$99,210	6/30/2020	6/30/2025

1. Describe the material terms of any indebtedness of the issuer: As of January 1, 2021

Creditor	Issue Date	Starting Amount	Outstanding Principal + Interest/Fee	Interest Rate	Maturity Date	Current With Payments
Heritage Bank of Commerce - Loan	06/2018	$400,000	$203,703	3.25%	06/2023	YES
Heritage Bank of Commerce - Line of Credit	06/2018 (Drawdown in 2019)	$600,000	$518,117	4.25%	06/2021	YES
Promissory Note-Amie	08/2019	$69,000	$18,492	7.25%	9/2024	Yes
Promissory Note- Mitzi	08/2019	$34,000	$29,158	3%	9/2024	Yes
AGS Liability	09/2020	$203,552	$198,106	5%	05/2024	Yes
BCLP Legal Bill	09/2020	$54,658	$46,658	NA	01/2023	Yes
EIDL	06/2020	$149,900	$149,000	3.75%	06/2050	Yes (Payments not yet due)
SMBX, Inc Bonds	06/2020	$99,210	$91,168	9%	06/2025	Yes

2. **What other exempt offerings has the issuer conducted within the past three years?**

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
03/2020	Reg CF	Bond	$99,210	Inventory

Related Party Transactions

1. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount in where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1) any director or officer of the issuer;
2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4) or any immediate family member of any of the foregoing persons.

☐ Yes
☒ No

If yes, for each such transaction, specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	N/A
Amount Invested	N/A
Transaction Type	N/A
Issue Date	N/A
Outstanding Principal plus Interest	N/A
Interest Rate	N/A
Relationship	N/A

Additional Comment	N/A

NOTE: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership shall be determined as of a date that is <u>no more than 120 days prior to the date of filing of this Annual Report.</u>

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



FINANCIAL CONDITION OF THE ISSUER

1. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

These instructions refer to the issuer and its predecessors, if any.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including any information regarding the plans for our expansion involve risks and uncertainties.

Overview

The funds from this raise were used in purchasing Fall/Winter 2020 inventory, which supported us in making our Q3 and Q4 2020 goals. In addition, we allocated a small portion of the funds to complete the final stages of research and development of our sustainable collection which launched in March 2021. The collection is called Rejoy and has been incredibly well received. https://www.livieandluca.com/collections/rejoy

We are happy to share the story and philosophy behind the collection with you and the larger SMBX community!

Livie and Luca, LLC had gross sales of $1,628,872 in 2020 and $1,616,699 in 2019. Gross profit margins were 28% in 2020 27% in 2019.

Livie and Luca, LLC has used the funds raised to purchase the inventory required to complete its 2020 orders.

Historical Results of Operations

- Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $5,750,887 compared to the year ended December 31, 2019, when the Company had revenues of $6,948,993. Our gross margin was 39% in fiscal year 2020 and 62% in fiscal year 2019.
- Assets. As of December 31, 2020, the Company had total assets of $1,756,278 while as of December 31, 2019, the Company had total assets of 2,220,451. All assets were mainly in cash and inventory for both years.
- Net Gain/Loss. The Company has had net losses of -$16,378 and net losses of -$456,793 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- Liabilities. The Company's liabilities totaled $1,418,764 for the fiscal year ended December 31, 2020 and $1,454,566 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

As of December 31, 2020 the Company had assets in the form of cash and inventory.

Runway & Short / Mid Term Expenses

Livie and Luca, LLC's cash on hand was $622,779 as of December 31, 2020. Over the last fiscal year, the period of January through December 2020, revenues have averaged $479,200+/month, and operational expenses have averaged $205,100+ month. There are no additional material or extraordinary trends in our financial operating history.

FINANCIAL INFORMATION

Included financial statements covering the most recently completed fiscal year: **2020.**

Refer to Appendix A: Financial Statements

I, Amie Garcia, certify that:

1. Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this form to be signed on its behalf by the duly authorized undersigned.

2. The unaudited financial statements of Livie and Luca, LLC included in this Form C-AR are true and complete in all material respects

3. The tax return information of Livie and Luca, LLC included in this Form reflects accurately the information reported on the tax return for Livie and Luca, LLC filed for the fiscal year ended December 31, 2020.

DocuSigned by:

Amie Garcia

E99935150D7748F...
[Signature]

Co- Owner
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

https://investor.thesmbx.com

The issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5) the issuer liquidates or dissolves its business in accordance with state law.

APPENDICES

Appendix A: Financial Statements

